SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                                    QLT Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    746927102
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                        2151 Alessandro Drive, Suite 215
                            Ventura, California 93001
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 20, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  746927102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  5,614,356
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,614,356

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,614,356

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON

     IA

                                Page 2 of 9 pages

CUSIP No.:  746927102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Atticus Lowe

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  5,614,356
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,614,356

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,614,356

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON

     HC

                                Page 3 of 9 pages

CUSIP No.:  746927102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lance W. Helfert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  5,614,356
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,614,356

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,614,356

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON

     HC

                                Page 4 of 9 pages

CUSIP No.:  746927102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Orfalea

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  5,614,356
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,614,356

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,614,356

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON

     HC

                                Page 5 of 9 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, no par value (the "Common Stock"), of QLT Inc. (the "Issuer"), with its principal executive offices located at 887 Great Northern Way, Vancouver, B.C. Canada, V5T 4T5.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) West Coast Asset Management, Inc., a California corporation (the "Investment Manager"); (2) R. Atticus Lowe, a United States Citizen ("Lowe"); (3) Lance W. Helfert, a United States Citizen ("Helfert"); and
(4) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals"). The principal business address of each of the Reporting Persons is located at 2151 Alessandro Drive, Suite 215, Ventura, California 93001.

         Each of Lowe's and Helfert's principal occupation is serving on the investment committee of the Investment Manager. Orfalea's principal occupation is involvement with a range of business ventures (including the Investment Manager) and not-for-profit organizations. The principal business of the Investment Manager is providing investment management services to West Coast Opportunity Fund, LLC, a private investment vehicle, and separately managed accounts, some of which are affiliated with the Reporting Persons (such accounts, the "Accounts"). The Accounts directly own all of the shares reported in this Statement. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by the Reporting Persons in making the purchases of the shares of Common Stock owned by the Accounts in aggregate was $31,587,461 from working capital. The Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                                Page 6 of 9 pages

         On October 20, 2008, the Reporting Persons, consistent with their investment purpose, determined that they may approach management about taking the Issuer private or merging the Issuer with another company.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Accounts directly own 5,614,356 shares of Common Stock representing 7.5% of all of the outstanding shares of Common Stock. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 74,620,328 shares of Common Stock outstanding as of August 5, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

         (b) The Investment Manager and the Principals may be deemed to share power (with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 5,614,356 shares of Common Stock held by the Accounts.

         (c) The Investment Manager engaged in the following transactions on the open market (except as indicated with an * below) in the ordinary course of business with respect to the Issuer's Common Stock:

                                       Average
                                      Price Per        Type of
        Trade Date     # of Shares      Share        Transaction
        ----------     -----------     -------       -----------
          9/4/2008       28,350        $3.8531       Sale
         9/12/2008        8,500        $3.8826       Sale
         9/16/2008        3,750        $3.7712       Sale
         9/16/2008       12,775        $3.8600       *
         9/17/2008       43,925        $3.8894       Purchase
         9/19/2008       52,500        $3.8273       Sale
         9/22/2008       34,900        $3.7202       Sale
         9/23/2008       13,600        $3.7180       Sale
         9/24/2008       34,400        $3.5584       Sale
         9/24/2008       30,350        $3.5936       Purchase
         9/25/2008       10,325        $3.3891       Sale
         9/25/2008        4,500         3.3851       Purchase
         9/30/2008       18,600        $3.1851       Sale
         9/30/2008       13,100        $3.2600       *
         10/3/2008      166,100        $3.1498       Purchase
         10/6/2008      140,775        $3.1636       Purchase
         10/7/2008      213,000        $2.9538       Purchase
         10/9/2008        50000        $2.7927       Purchase
        10/13/2008        40600        $2.5540       Purchase
        10/16/2008       26,000        $2.5120       Purchase

* At the direction of a client, such shares were transferred out of the Accounts.

                                Page 7 of 9 pages

         Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Power of Attorney dated July 24, 2007


                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 28, 2008

                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals


                                Page 9 of 9 pages

                                  EXHIBIT INDEX

Exhibit A - Joint Filing Agreement

Exhibit B - Power of Attorney dated July 24, 2007

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, no par value, of QLT Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 28, 2008

                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals

                                    EXHIBIT B

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance
W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Dated: July 24, 2007                   /s/ Paul J. Orfalea
                                       -----------------------------------------
                                       Paul J. Orfalea


Dated: July 24, 2007                   /s/ Lance W. Helfert
                                       -----------------------------------------
                                       Lance W. Helfert


Dated: July 24, 2007                   /s/ R. Atticus Lowe
                                       -----------------------------------------
                                       R. Atticus Lowe